Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

VIA EDGAR

September 29, 2017

Marianne Dobelbower

Senior Counsel

Disclosure Review Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invesco High Income 2024 Target Term Fund
File Numbers: 333-217870; 811-23251

Dear Ms. Dobelbower:

This letter responds to the comments provided in your letter dated June 9, 2017, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the Invesco High Income 2024 Target Term Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

General

1.	Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Registrant understands and acknowledges the comment.

2.	Comment: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in the Registration Statement.

Response: Supplementally, the Registrant notes that FINRA has not completed its review of the Fund’s underwriting compensation and other arrangements; however, the Registrant confirms its understanding that FINRA will need to issue a “no objections” letter under Rule 5110 in connection with such arrangements prior to the Registration Statement being declared effective.

Cover Page

3.	Comment: The “Investment Strategy” subsection states in part that the Fund seeks to provide “as high a level of current income as is consistent with the Fund’s overall credit strategy, [the declining average maturity of its portfolio strategy], and its objective of returning the original NAV on or about the Termination Date.” Please clarify the bracketed language to explain if a declining average maturity is an investment strategy.

Response: The bracketed language is not an investment strategy of the Fund, but it is an expected result of the Fund’s investment objective to seek to return the original NAV to common shareholders on or about the Fund’s termination date. The average maturity of the Fund’s portfolio of investments will generally align with the expected termination date, meaning the average maturity of the Fund’s portfolio of investments is expected to decline as the Fund approaches its termination date.

Prospectus

PROSPECTUS SUMMARY

Investment Strategy — Page 2

4.	Comment: This section discloses in part: “The Fund may also gain exposure to the CMBX Index. The CMBX Index is a tradeable index referencing a basket of CMBS and is designed to reflect the creditworthiness of CMBS. Such index poses many of the risks associated with investments directly in CMBS.” Two paragraphs later, the disclosure states, “The Fund may, for cash management purposes, during a reasonable start-up period following this offering, gain exposure without limit in the CMBX Index (emphasis added).”

•	Is investment in the CMBX Index a principal strategy or will the Fund invest in the CMBX Index for “cash management purposes” or both? Revise the disclosure to clarify.

•	When does the Fund intend to invest in the CMBX Index (i.e. as a principal strategy at any time, or only after the start-up period)? Revise the disclosure to clarify.

Response: During a reasonable start-up period immediately following the offering, the Registrant may, for cash management purposes, gain exposure to the CMBX Index without limit. The Registrant’s investment adviser currently anticipates that such start-up period will not exceed six months following the offering. Beyond such start-up period, however, the Registrant may, as part of its principal investment strategy, invest a portion of its assets in investments providing exposure to the CMBX Index.

For clarity, the third paragraph of the “Investment Strategy” section of the Prospectus Summary has been revised as follows, and the fifth paragraph thereunder has been removed:

“The Fund may ~~also gain~~ invest a portion of its assets in investments providing exposure to the CMBX Index. The CMBX Index is a tradable index referencing a basket of CMBS and is designed to reflect the creditworthiness of CMBS. Such index poses many of the risks associated with investments directly in CMBS. During a reasonable start-up period following this offering, however, the Fund may, for cash management purposes, gain exposure to the CMBX Index without limit. During such start-up period, the Fund may not be pursuing its investment objectives or investment policies, the Fund may not achieve its investment objectives, and Common Shareholders may be adversely affected. The Adviser currently anticipates that the start-up period following this offering will not exceed six months. In this prospectus, we refer to such time period as the “Start-Up Period”. See “The Fund’s Investments,” “Risks — Issuer Level Risks — CMBS and MBS Risk” and “Risks — Issuer Level Risks — Investment Company and ETF Risk.”

Seven-Year Term — Page 7-9

5.	Comment: This section states in part: “[T]he Fund’s term may be extended, and the Termination Date deferred, for one period of up to six months by a vote of the Board of Trustees (emphasis added.)” On page 14, under the section Special Risk Considerations, under the subsection Seven-Year Term, the disclosure states, “The Fund’s final distribution to Common Shareholders will be based upon the Fund’s NAV at the Termination Date and, in the event that the Termination Date is extended to the third anniversary of the Termination Date, as described in “Seven-Year Term,” initial investors and any investors that purchase Common Shares after the completion of this offering (emphasis added).” Please clarify if and under what circumstances the Fund’s term may be extended.

Response: The Registrant has revised the second paragraph, under the section “Special Risk Considerations — Fund Level Risks — Seven-Year Term Risk” as follows,

“The Fund’s final distribution to Common Shareholders will be based upon the Fund’s NAV at the Termination Date and, in the event that the Termination Date is extended ~~to the third anniversary of the Termination Date~~ for one period of up to six months, as described in “Seven-Year Term,” initial investors and any investors that purchase Common Shares after the completion of this offering (particularly if their purchase price differs meaningfully from the original offering price or Original NAV) may receive less than their original investment.”

6.	Comment: The penultimate paragraph states, “the Fund’s distributions during the wind-up period of approximately three to six months preceding the Termination Date may consist, in whole or in part, of a return of capital.” Please add disclosure that clarifies return of capital is a return of a Shareholder’s original investment and is not a return based on the Fund’s performance.

Response: The Registrant has added the requested disclosure.

Leverage — Page 49-52

7.	Comment: The disclosure on page 51 states, “Failure to maintain certain asset coverage requirements could result in an event of default or entitle the debt holders to elect a majority of the Fund’s Board of Trustees (emphasis added).” Please explain the basis by which a debt holder may be entitled to elect a Fund Board Trustee. Please also explain how this is consistent with Section 16 of the 1940 Act.

Response: Pursuant to Section 18(a)(1) of the 1940 Act, when a closed-end fund issues a class of senior securities representing an indebtedness (“senior debt securities”), such fund is required to meet certain asset coverage requirements or such senior debt security holders may be entitled to elect a majority of the fund’s board of directors. In particular, Section 18(a)(1)(C)(i) of the 1940 Act generally provides that, if for 12 consecutive calendar months such class of senior debt securities has an asset coverage of less than 100 percent, the holders of such senior debt securities shall be entitled to elect at least a majority of the members of the board of directors of such fund until such class of senior debt securities has an asset coverage of 110 percent or more for 3 consecutive calendar months.

For clarity, the Registrant has revised the last sentence of the seventh paragraph under the heading, “Leverage” as follows:

“Failure to maintain certain asset coverage requirements could result in an event of default or entitle the senior debt security holders to elect a majority of the Fund’s Board of Trustees.”

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528.

Sincerely yours,

/s/ Joel D. Corriero

Joel D. Corriero

Enclosures

Copies (w/encl.) to

E. Berkley

J. Zerr

P. Taylor